UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

APi Group Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00187Y 100 (Common Stock)

(CUSIP Number)

Mariposa Acquisition IV, LLC

c/o Mariposa Capital, LLC

500 South Pointe Drive, Suite 240

Miami Beach, Florida 33139

Attn: Martin E. Franklin

(786) 482-6333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,085,743*
	8	SHARED VOTING POWER 13,247,551*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,247,551*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,333,294*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	11.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mariposa Acquisition IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,000,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MEF Holdings, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,247,551*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,247,551*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,247,551*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ian G. H. Ashken
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,255,999*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,255,999*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IGHA Holdings, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,245,999*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,245,999*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James E. Lillie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,125,000*
	10	SHARED DISPOSITIVE POWER 3,120,999*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,245,999*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JTOO LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,120,999*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,120,999*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 9 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert A. E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 583,745*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 583,745*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

Item 1.	Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends the Statement on Schedule 13D, initially filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2020 (the “Statement”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of APi Group Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1100 Old Highway 8 NW, New Brighton, MN 55112.

Item 2.	Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a)

This Statement is being jointly filed by Martin E. Franklin (“M. Franklin”), MEF Holdings, LLLP, a Delaware limited liability limited partnership (“MEF Holdings”), Mariposa Acquisition IV, LLC, a Delaware limited liability company (“Mariposa” and together with M. Franklin and MEF Holdings, collectively referred to as the “Franklin Reporting Persons”), Ian G.H. Ashken (“Ashken”), IGHA Holdings, LLLP, a Delaware limited liability limited partnership (“IGHA Holdings” and together with Ashken, the “Ashken Reporting Persons”), James E. Lillie (“Lillie”) and JTOO LLC, a Florida limited liability company (“JTOO”, and together with Lillie, the “Lillie Reporting Persons”) and Robert A. E. Franklin (“R. Franklin”) pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. The Franklin Reporting Persons, Ashken Reporting Persons, Lillie Reporting Persons and R. Franklin are collectively referred to as the “Reporting Persons”.

MEF Holdings, the general partner of which is wholly-owned by the Martin E. Franklin Revocable Trust of which M. Franklin is the sole settlor and trustee, holds a limited liability company interest in Mariposa. Mariposa is a private investment vehicle of M. Franklin, who is the manager of Mariposa. IGHA Holdings, the general partner of which is IGHA Holdings, LLC, a Delaware limited liability company, is wholly owned by the Ian G. H. Ashken Living Trust (the “Ashken Trust”) and holds a limited liability company interest in Mariposa. Ashken is the sole settlor and trustee of the Ashken Trust. JTOO is owned by the Lillie 2015 Dynasty Trust, of which Lillie is the grantor, and holds a limited liability company interest in Mariposa.

(b)	The business address of each of the Reporting Persons is c/o Mariposa Capital, LLC, 500 South Pointe Drive, Suite 240, Miami Beach, Florida 33139.

(c)

The present principal business of each of Mariposa, MEF Holdings, IGHA Holdings and JTOO is that of a private investment entity, engaged in the purchase and sale of securities for investment for its own account. M. Franklin directs the voting and investment activities of Mariposa and MEF Holdings. Ashken directs the voting and investment activities of IGHA Holdings. Lillie indirectly directs the voting and investment activities of JTOO.

(d)

None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mariposa and MEF Holdings are organized under the laws of Delaware and M. Franklin is a citizen of the United Kingdom. IGHA Holdings is organized under the laws of Delaware and Ashken is a citizen of the United States. JTOO is organized under the laws of Florida and Lillie is a citizen of the United States. R. Franklin is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Each of Mariposa, MEF Holdings, IGHA Holdings and JTOO is engaged in the purchase and sale of securities for investment on its own account. The source of funds is the investment capital of Mariposa, MEF Holdings, IGHA Holdings and JTOO, respectively.

The information set forth in Item 4 of the Statement is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of the Statement is hereby amended by the addition of the following:

On January 4, 2021, Mariposa was issued 12,447,912 shares of Common Stock by the Issuer (the “2020 Dividend Shares”) as a dividend on its Series A Preferred Stock. The number of 2020 Dividend Shares issued was based on the share price appreciation of the Common Stock as described in the Issuer’s certificate of incorporation. Effective as of January 5, 2021, Mariposa distributed 21,781,245 shares of Common Stock, which included the 2020 Dividend Shares, to its members pursuant to its governing documents, including 9,247,551 shares of Common Stock to MEF Holdings, 4,245,999 shares of Common Stock to IGHA Holdings, 4,245,999 shares of Common Stock to JTOO (of which 1,125,000 shares of Common Stock were subsequently distributed to Lillie) and 583,745 shares of Common Stock to R. Franklin for no consideration (the “Distribution”).

In connection with the Distribution, M. Franklin entered into an Irrevocable Proxy Agreement on January 5, 2021 (the “Proxy Agreement”) with each of Ashken, Lillie and R. Franklin pursuant to which each of them granted M. Franklin an irrevocable proxy to vote, for so long as M. Franklin serves as a director on the Issuer Board (the “Proxy Term”), all shares of Common Stock beneficially owned, directly or indirectly, by each of them (i) as of the date of the Proxy Agreement and (ii) that may be acquired after the date of the Proxy Agreement (in each case, to the extent that each of them has the power to vote or direct the vote of such shares of Common Stock). As a result of the Proxy Agreement, the Reporting Persons have formed a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b)(1) thereunder. M. Franklin has no pecuniary interest in the shares of Common Stock held by any of the Ashken Reporting Persons, the Lillie Reporting Persons or R. Franklin as a result of the Proxy Agreement. Except as set forth herein, none of the Ashken Reporting Persons, the Lillie Reporting Persons or R. Franklin has beneficial ownership or a pecuniary interest in the shares of Common Stock held by the Franklin Reporting Persons.

The foregoing description of the Proxy Agreement is qualified in its entirety by reference to the Proxy Agreement, which is filed as Exhibit E to the Statement and is incorporated herein by reference.

Mr. Lillie has been a director of the Issuer since its inception in September 2017. Mr. Ashken has been a director of the Issuer since October 2019. Mr. R. Franklin has been a Vice President of the Issuer since October 2019.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) – (c) of the Statement are hereby amended and restated in their entirety as follows:

(a) – (b)

As of the date hereof, M. Franklin beneficially owns 22,333,294 shares of Common Stock (which includes Series A Preferred Stock convertible into Common Stock within 60 days) consisting of (i) shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, 13,247,551 shares of Common Stock (which includes 4,000,000 shares of Series A Preferred Stock convertible into 4,000,000 shares of Common Stock within 60 days) controlled or held, directly or indirectly, by one or more of the Franklin Reporting Persons and (ii) sole power to vote, or to direct the vote, of 9,085,743 shares of Common Stock held directly by IGHA Holdings, JTOO, Lillie and R. Franklin (each as further described below).

Each of M. Franklin, MEF Holdings and Mariposa has shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 13,247,551, 13,247,551 and 4,000,000 shares of Common Stock (which includes Series A Preferred Stock convertible into Common Stock within 60 days), respectively. The shares beneficially owned by M. Franklin consist of (i) 13,247,551 shares of Common Stock held directly by MEF Holdings, (ii) 4,000,000 shares of Series A Preferred Stock held by Mariposa that are convertible at any time at the option of the holder into the same number of shares of Common Stock, and (iii) 4,255,999, 4,245,999 and 583,745 shares of Common Stock held by the Ashken Reporting Persons, Lillie Reporting Persons and R. Franklin, respectively (which M. Franklin has the sole power to vote pursuant to the Proxy Agreement). In the aggregate, such 22,333,294, 13,247,551, and 9,085,743 shares of Common Stock represent approximately 11.5%, 7.2% and 4.9%, respectively, of all outstanding shares of Common Stock (assuming the conversion of the shares of Series A Preferred Stock). M. Franklin and MEF Holdings may be deemed to have a pecuniary interest in 9,247,551 shares of Common Stock and 1,728,400 shares of Series A Preferred Stock.

As of the date hereof, (i) the Ashken Reporting Persons may be deemed to beneficially own and have shared power to dispose, or to direct the disposition of, an aggregate of 4,255,999 shares of Common Stock, (ii) the Lillie Reporting Persons may be deemed to beneficially own and have (A) shared power to dispose, or to direct the disposition of, an aggregate of 3,120,999 shares of Common Stock and (B) sole power to dispose, or to direct the disposition of, an aggregate of 1,125,000 shares of Common Stock and (iii) R. Franklin may be deemed to beneficially own and have sole power to dispose, or to direct the disposition of, an aggregate of 583,745 shares of Common Stock. In the aggregate, such 4,255,999, 3,120,999, 1,125,000 and 583,745 shares of Common Stock represent approximately 2.4%, 1.7%, 0.6% and 0.3%, respectively, of all outstanding shares of Common Stock. Each of IGHA Holdings, JTOO and R. Franklin directly owns 19.2%, 19.2% and 2.0%, respectively of Mariposa, representing a pecuniary interest in 768,000, 768,000 and 80,000 shares of Series A Preferred Stock.

(c)	Except as otherwise described herein, no other transactions were effected by the Reporting Persons in the past 60 days.

Item 7.	Materials to be Filed as Exhibits.

Exhibit D — Joint Filing Agreement among the Reporting Persons, dated January 5, 2021.

Exhibit E — 2021 Proxy Agreement, dated January 5, 2021.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2021

MARIPOSA ACQUISITION IV, LLC

By:	/s/ Martin E. Franklin
Name:	Martin E. Franklin
Title:	Manager

MEF HOLDINGS, LLLP

By: MEF Holdings, LLC, the general partner of MEF Holdings, LLLP

By: Mariposa Capital, LLC, the manager of MEF Holdings, LLC

By:	/s/ Desiree DeStefano
Name:	Desiree DeStefano
Title:	Chief Financial Officer

/s/ Martin E. Franklin
Martin E. Franklin

IGHA HOLDINGS, LLLP

By: IGHA Holdings, LLC, the general partner of IGHA Holdings, LLLP

By:	/s/ Ian G. H. Ashken
Name:	Ian G. H. Ashken
Title:	Manager

/s/ Ian G. H. Ashken
Ian G. H. Ashken

JTOO LLC

By:	/s/ Desiree DeStefano
Name:	Desiree DeStefano
Title:	Manager

/s/ James E. Lillie
James E. Lillie

/s/ Robert A. E. Franklin
Robert A. E. Franklin

[Signature Page to Amendment]